March 27, 2015

VIA EDGAR AND FED EX

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Carlos Pacho, Senior Assistant Chief Accountant

Re:	Motorola Solutions, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 13, 2015
File No. 001-72221

Dear Mr. Pacho:

Set forth below is the response of Motorola Solutions, Inc. (“Motorola Solutions” or the “Company”) to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Mr. Gregory Q. Brown, Chairman and Chief Executive Officer of the Company dated March 17, 2015, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) filed February 13, 2015. For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in italicized type.

Results of Operations, Net Sales and Gross Margin, page 29 and Earnings (Loss) from Continuing Operations Attributable to Motorola Solutions, page 31

1.	Please discuss the impact of changes in sales volume and product mix by operating segment to identify any trends, risk, uncertainties, or unusual events. You should clarify whether the spikes seen in your fourth quarter sales in the past two years are due to seasonality or represent one-time events in your business operations or contracts. In this regard, we note the quarterly financial data disclosed on page 88. We refer you to Item 303(a)(3) of Regulation S-K.

Response

As requested in your letter dated March 17, 2015, we hereby confirm we will comply with the comment in future filings and intend to incorporate the information in the following discussion, to the extent relevant, by segment in Management’s Discussion and Analysis in accordance with Item 303(a)(3) of Regulation S-K.

I.	Seasonality

The revenue increase in the fourth quarter of each year is not the result of one-time events, but is typical of the normal seasonality of our business. Specifically, the purchasing patterns and associated delivery of our products and services to our largest customer, the U.S. federal government (representing 8% of our consolidated net sales in 2014), to U.S. state and municipal governments and first responder agencies, and to commercial customers are weighted to the second half of our fiscal year. As a result of the U.S. federal government’s September 30th fiscal year end, we typically receive the highest volume of federal government orders at the end of our third quarter with delivery occurring in our fourth quarter. In addition, a majority of our other customers have fiscal year ends or budgetary cycles that coincide with the calendar year-end. As a result of the purchasing patterns of these customers, we see an increase in revenues in our fourth quarter.

The seasonality discussed above is reflected in both our Products and Services operating segments. Our integration services, within the Services segment, are closely aligned to the delivery of related equipment, within the Products segment.

II.	Known Trends, Risks, Uncertainties, or Unusual Events

We have experienced a downward trend in iDEN product and services sales over the last three years due to decreased demand as a result of the dated nature of the technology. We expect the downward trend to continue as service contracts expire and new technology replaces iDEN equipment in the marketplace. This trend primarily relates to our Services segment as the majority of iDEN sales are hardware and software maintenance services. The impact of the decline in iDEN sales will impact both revenues and gross margins within the Services segment as iDEN services’ gross margins are generally higher than the remainder of our services portfolio.

In addition, based on our current forecasts, we expect the Services segment to grow at a faster rate than our Products segment, specifically software maintenance services, within our Lifecycle Support services portfolio, Managed services, and Smart Public Safety. As such, the Company expects an overall decline in consolidated gross margin due to the change in mix of total sales shifting from Products to Services. In future filings, we will incorporate a discussion of significant changes in sales volume and product mix by segment, as relevant, into the Results of Operations, Net Sales and Gross Margin and Earnings (Loss) from Continuing Operations Attributable to Motorola Solutions within Management’s Discussion and Analysis in accordance with Regulation S-K Item 303(a)(3).

In connection with the response in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of this disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments concerning this response, or if you require additional information, please feel free to contact me at (847) 576-4047.

Sincerely,

/s/ John K. Wozniak
John K. Wozniak
Corporate Vice President, Finance
Chief Accounting Officer
Motorola Solutions, Inc.

cc:	Robert Shapiro, Staff Accountant
Robert Littlepage, Accountant Branch Chief

3